UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
———————
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

———————

TruBridge, Inc.
(Name of Issuer)

Common stock, par value $0.001 per share
(Title of Class of Securities)

205306103
(CUSIP Number)

Ruben Visser
Binnenweg 1a
1261 EK Blaricum
The Netherlands
+31-35 538 8429
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Ethan Johnson
Morgan, Lewis & Bockius LLP
101 Park Avenue
New York, New York 10178
(212) 309-6000

3 June 2024
(Date of Event Which Requires Filing of this Statement)

———————

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS GRAN FONDO CAPITAL B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION THE NETHERLANDS
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 760,456
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 760,456
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 760,456
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS ROREMA BEHEER B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION THE NETHERLANDS
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 760,456
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 760,456
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 760,456
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON OO

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of TruBridge, Inc., a Delaware corporation (the “Issuer”).  The principal executive office of the Issuer is located at 54 St. Emanuel Street, Mobile, Alabama 36602.

Item 2.	Identity and Background

(a)	This Schedule 13D is being filed on behalf of the following:

1.	Gran Fondo Capital B.V., a besloten vennootschap, organized under the laws of The Netherlands (the “Fund”); and

2.	Rorema Beheer B.V., a besloten vennootschap, organized under the laws of The Netherlands (the “Adviser”)

The Fund and the Adviser are collectively referred to as the “Reporting Persons.” The Fund is the direct holder of the securities of the Issuer. The Adviser is the investment adviser of the Fund. The reporting persons have entered into a Joint Filing Agreement, dated 10 June 2024 pursuant to which the reporting persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Act”).

(b)	The principal business address of the Reporting Persons is Binnenweg 1A, 1261 EK, Blaricum, The Netherlands.

(c)	The principal business of the Reporting Persons is investing in securities.

(d)	The Reporting Persons have, during the last five years, not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
The Reporting Persons have, during the last five years, not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

(f)	The Reporting Persons are Besloten Vennootschaps (similar to corporations) organized under the laws of The Netherlands.

Item 3.	Source and Amount of Funds or Other Considerations

The shares of Common Stock reported herein as beneficially owned by the Reporting Persons (the “Shares”) were acquired at an aggregate purchase price of approximately $6,750,365, excluding brokerage commissions. Such Shares were acquired using the working capital of the Reporting Persons.

Item 4	Purpose of Transaction

The Reporting Persons purchased the Shares based on their belief that the Shares, when purchased, were undervalued. Depending upon overall market conditions, developments at the Issuer, other investment opportunities available to the Reporting Persons, and the availability of the Common Stock at prices that would make the purchase of additional shares of Common Stock desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of shares of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. The Reporting Persons may, in their sole discretion, depending on market conditions, and upon evaluation of the business and the prospects of the Issuer and other factors, purchase additional shares of Common Stock, or other securities convertible into or exchangeable for Common Stock, or dispose of shares of Common Stock or other securities convertible into or exchangeable for Common Stock, from time to time in the open market, in privately negotiated transactions or otherwise, subject to market conditions and other factors. The Reporting Persons also may engage in conversations with management and/or the board of directors of the Issuer (the “Board”) regarding a range of issues, including those relating to the business and strategy of the Issuer, board composition, corporate governance, management, operations, capital structure and allocation, financial and operational performance, business strategy mergers and acquisitions strategy, and executive compensation. The Reporting Persons also may have conversations with other interested parties, including industry analysts, other shareholders, existing or potential strategic partners or competitors, and other professionals.

Item 5.	Interest in Securities of the Issuer

(a)
See response to Item 13 on the cover pages of this filing, which are incorporated herein by reference. The percentages used in this Schedule 13D are calculated based upon 15,007,262 outstanding shares of Common Stock as of May 8, 2024 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 10, 2024.

(b)	See responses to Items 7, 8, 9 and 10 on the cover pages of this filing, which are incorporated herein by reference.

(c)	The transactions in the Common Stock by the Reporting Persons during the past sixty days are set forth on Schedule B and are incorporated herein by reference.

(d)	No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Exhibit 99.1	Joint Filing Agreement Statement as required by Rule 13d-1(k)(1) under the Act.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 10 June 2024

Gran Fondo Capital B.V.

By:	Strikforce B.V.
its Director

By:	Tjitske Beheer B.V.
its Director

By:	/s/ Tjitske Strikwerda
Name:	Tjitske Strikwerda
Title:	Director

Rorema Beheer B.V.

By:	Strikforce B.V.
its Director

By:	Tjitske Beheer B.V.
its Director

By:	/s/ Tjitske Strikwerda
Name:	Tjitske Strikwerda
Title:	Director

*
This reporting person disclaims beneficial ownership of these reported securities except to the extent of his pecuniary interest therein, and this report shall not be deemed an admission that he is the beneficial owner of these securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 10001).

SCHEDULE A

The following sets forth the name, position, address, principal occupation (as applicable) and citizenship or jurisdiction of each executive officer or director of each Reporting Person (the “Instruction C Persons”). To the best of each Reporting Person’s knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any Common Stock or is party to any contract or agreement as would require disclosure in this Schedule 13D, except as otherwise disclosed herein.

Gran Fondo Capital B.V.

Name	Title or Relationship with Reporting Persons	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
Strikforce B.V.	Sole Director	N/A	The Netherlands	Binnenweg 1a 1261 EK Blaricum The Netherlands
Tjitske Beheer B.V.	Sole Director of Strikforce B.V.	N/A	The Netherlands	Binnenweg 1a 1261 EK Blaricum The Netherlands
Tjitske Strikwerda	Sole Director of Tjitske Beheer B.V.	Sole Director of Tjitske Beheer B.V.	The Netherlands	Binnenweg 1a 1261 EK Blaricum The Netherlands

Rorema Beheer B.V.

Name	Title or Relationship with Reporting Persons	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business
Strikforce B.V.	Sole Director	N/A	The Netherlands	Binnenweg 1a 1261 EK Blaricum The Netherlands
Tjitske Beheer B.V.	Sole Director of Strikforce B.V.	N/A	The Netherlands	Binnenweg 1a 1261 EK Blaricum The Netherlands
Tjitske Strikwerda	Sole Director of Tjitske Beheer B.V.	Sole Director of Tjitske Beheer B.V.	The Netherlands	Binnenweg 1a 1261 EK Blaricum The Netherlands

SCHEDULE B

Transactions in the Common Stock of the Issuer During the Past Sixty (60) Days

The following tables set forth all transactions in the Common Stock effected during the past sixty (60) days by each Reporting Person. Except as noted below, all such transactions were effected in the open market through brokers and the price per share is net of commissions. Where a price range is provided in the column titled “Price Range ($)”, the price reported in the column titled “Price Per Share ($)” is a weighted average price. These Shares were sold or purchased in multiple transactions at prices between the price ranges indicated in the column titled “Price Range ($)”. The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of Shares sold or purchased at each separate price.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)
9 May 2024	44,375	$ 8.271	$ 8.160 - $ 8.300
10 May 2024	170,581	$ 8.495	$ 8.118 - $ 8.700
13 May 2024	111,115	$ 8.794	$ 8.760 - $ 8.800
14 May 2024	20,680	$ 8.799	$ 8.790 - $ 8.800
15 May 2024	9,144	$ 8.800	$ 8.790 - $ 8.800
16 May 2024	1,657	$ 8.829	$ 8.800 - $ 8.890
17 May 2024	2,034	$ 8.900	$ 8.900 - $ 8.900
20 May 2024	34,603	$ 8.988	$ 8.895 - $ 9.000
21 May 2024	9,110	$ 8.999	$ 8.980 - $ 9.000
22 May 2024	22,082	$ 9.194	$ 9.000 - $ 9.250
23 May 2024	14,724	$ 9.247	$ 9.200 - $ 9.250
29 May 2024	37,571	$ 9.246	$ 9.185 - $ 9.250
30 May 2024	20,233	$ 9.249	$ 9.235 - $ 9.250
3 June 2024	262,547	$ 9.123	$ 9.040 - $ 9.250